SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-4

                          ISSUER TENDER OFFER STATEMENT
                        (PURSUANT TO SECTION 13(e)(1) OF
                      THE SECURITIES EXCHANGE ACT OF 1934)

                             THE MORGAN GROUP, INC.
                                (NAME OF ISSUER)

                             THE MORGAN GROUP, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)


 CLASS A COMMON STOCK, $0.15 PAR VALUE                 617358 10 6
    (TITLE OF CLASS OF SECURITIES)              (CUSIP NUMBER OF CLASS OF
                                                       SECURITIES)

                   DENNIS R. DUERKSEN, CHIEF FINANCIAL OFFICER
                             THE MORGAN GROUP, INC.
                              2746 OLD U.S. 20 WEST
                           ELKHART, INDIANA 46514-1168
                                 (219) 295-2000
       (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
    NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSONS(S) FILING STATEMENT)

                                    Copy to:

                                ERIC R. MOY, ESQ.
                               BARNES & THORNBURG
                            11 SOUTH MERIDIAN STREET
                           INDIANAPOLIS, INDIANA 46204
                                 (317) 236-1313

                                February 22, 1999
     (DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVEN TO SECURITY HOLDERS)

                            CALCULATION OF FILING FEE

    TRANSACTION VALUATION*                   AMOUNT OF FILING FEE

          $1,000,000                           $200.00 [1/50 X 1%]

* Calculated solely for purposes of determining the filing fee, based upon the purchase of 100,000 shares at the maximum tender offer price per share of $10.00.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:  N/A                         Filing Party:  N/A
Form or Registration No.:  N/A                       Date Filed:  N/A

         This Issuer Tender Offer Statement on Schedule 13E-4 (the "Statement") relates to the tender offer by The Morgan Group, Inc., a Delaware corporation (the "Company"), to purchase up to 100,000 shares of its Class A common stock, $.015 par value per share (the "Shares") at prices, net to the seller in cash, not greater than $10.00 nor less than $8.50 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 22, 1999 (the "Offer to Purchase") and the related Letter of Transmittal (which are herein collectively referred to as the "Offer"). Copies of such documents are filed as Exhibits (a)(1) and (a)(2), respectively, to this Statement.

ITEM 1. SECURITY AND ISSUER.

         (a) The name of the issuer is The Morgan Group, Inc., a Delaware corporation. The address of its principal executive offices is The Morgan Group, Inc., 2746 Old U.S. 20 West, Elkhart, Indiana, 46514-1168.

         (b) The information set forth in "Introduction," "Section 1. Number of Shares; Proration" and "Section 9. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" in the Offer to Purchase is incorporated herein by reference. The Offer is being made to all holders of Shares, including officers, directors and affiliates of the Company. The Company has been advised that its directors, executive officers and controlling shareholder do not intend to tender any Shares pursuant to the Offer.

         (c) The information set forth in "Introduction" and "Section 7. Price Range of Shares; Dividends" in the Offer to Purchase is incorporated herein by reference.

         (d)      This Statement is being filed by the Issuer.

ITEM 2. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a)-(b) The information set forth in "Section 10. Source and Amount of Funds" in the Offer to Purchase is incorporated herein by reference.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER.

         (a)-(j) The information set forth in "Introduction," "Section 8. Background and Purpose of the Offer; Certain Effects of the Offer," "Section 9. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares," "Section 10. Source and Amount of Funds" and "Section
12. Effects of the Offer on the Market for Shares; Registration Under the Exchange Act" in the Offer to Purchase is incorporated herein by reference.

ITEM 4. INTEREST IN SECURITIES OF THE ISSUER.

         The information set forth in "Section 9. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" and "Schedule I -- Certain Transactions Involving Shares" in the Offer to Purchase is incorporated herein by reference.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

         The information set forth in "Introduction," "Section 8. Background and Purpose of the Offer; Certain Effects of the Offer" and "Section 9. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" in the Offer to Purchase is incorporated herein by reference.

ITEM 6. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

         The information set forth in "Introduction" and "Section 16. Fees and Expenses" in the Offer to Purchase is incorporated herein by reference.

 ITEM 7. FINANCIAL INFORMATION.

         (a)-(b) The information set forth in "Section 11. Certain Information About the Company" in the Offer to Purchase is incorporated herein by reference. The information set forth at (i) Item 8 of the Company's 1997 Annual Report on Form 10-K for the fiscal year ended December 31, 1997, filed as Exhibit (g)(1) hereto, and (ii) Item 1 of the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998, filed as Exhibit (g)(2) hereto, in each case, is incorporated herein by reference.

 ITEM 8. ADDITIONAL INFORMATION.

         (a)      Not applicable.

         (b) The information set forth in "Section 13. Certain Legal Matters; Regulatory Approvals" in the Offer to Purchase is incorporated herein by reference.

         (c) The information set forth in "Section 12. Effects of the Offer on the Market for Shares; Registration Under the Exchange Act" in the Offer to Purchase is incorporated herein by reference.

         (d)      Not applicable.

         (e) The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, is incorporated herein by reference.

 ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

         (a)(1) Form of Offer to Purchase dated February 22, 1999.

         (a)(2) Form of Letter of Transmittal.

         (a)(3) Form of Notice of Guaranteed Delivery.

         (a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

         (a)(5) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

         (a)(6) Form of Letter to Shareholders dated February 22, 1999 from the Chairman and Chief Executive Officer of the Company.

         (a)(7) Form of Letter from the Company to participants in the Company's Employee Stock Purchase Plan and the Company's Stock Purchase Plan for Independent Contractors, including the form of Direction Form to American Stock Transfer and Trust Company from participants in such plans.

         (a)(8) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

         (a)(9) Press Release issued by the Company dated February 22, 1999.

         (b)(1) Revolving Credit and Term Loan, dated January 28, 1999, between the Company and BankBoston, N.A. ("BankBoston") (incorporated herein by reference to the Company's Form 8-K filed with the Commission on February 12,
1999).

         (g)(1) Item 8 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997 (incorporated herein by reference from the Company's Form 10-K filed with the Commission on March 31, 1998).

         (g)(2) Item 1 of the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998 (incorporated herein by reference from the Company's Form 10-Q filed with the Commission on November 13, 1998).

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                              THE MORGAN GROUP, INC.

                                             By: /s/ Dennis R. Duerksen
                                                 ------------------------------
                                                 DENNIS R. DUERKSEN
                                                 Chief Financial Officer

Dated:  February 22, 1999

                                INDEX TO EXHIBITS


 ITEM                      DESCRIPTION                                    PAGE


         (a)(1) Form of Offer to Purchase dated February 22, 1999.

         (a)(2) Form of Letter of Transmittal.

         (a)(3) Form of Notice of Guaranteed Delivery.

         (a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

         (a)(5) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

         (a)(6) Form of Letter to Shareholders dated February 22, 1999 from the Chairman and Chief Executive Officer of the Company.

         (a)(7) Form of Letter from the Company to participants in the Company's Employee Stock Purchase Plan and the Company's Stock Purchase Plan for Independent Contractors, including the form of Direction Form to American Stock Transfer and Trust Company (the "Stock Purchase Plan Agent") from participants in such plans.

         (a)(8) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

         (a)(9) Press Release issued by the Company dated February 22, 1999.

         (b)(1) Revolving Credit and Term Loan, dated January 28, 1999, between the Company and BankBoston (incorporated herein by reference to the Company's Form 8-K filed with the Commission on February 12, 1999).

         (g)(1) Item 8 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997 (incorporated herein by reference from the Company's Form 10-K filed with the Commission on March 31, 1998).

         (g)(2) Item 1 of the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998 (incorporated herein by reference from the Company's Form 10-Q filed with the Commission on November 13, 1998).